UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                               (RULE 13D-102)1

                                AMENDMENT NO. 1

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         TriQuint Semiconductor, Inc.
                     -------------------------------------
                               (Name of Issuer)

                                 Common Stock
                        --------------------------------
                        (Title of Class of Securities)

                                  89674K 10 3
                        --------------------------------
                                (CUSIP Number)

                                      N/A
                          ----------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)




------------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Raytheon Company      I.R.S. # 95-1778500
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)
                                                                 (A) [ ]
     N/A                                                         (B) [ ]
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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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                 5    SOLE VOTING POWER

                      None.
                 --------------------------------------------------------------
   NUMBER OF     6    SHARED VOTING POWER
    SHARES
  BENEFICIALLY        None.
    OWNED BY     --------------------------------------------------------------
     EACH        7    SOLE DISPOSITIVE POWER
   REPORTING
    PERSON            50,000.  See Item 2(a) below for stock split information.
     WITH        --------------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER

                      None.
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,000. See Item 2(a) below for stock split information.

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                              [ ]

     N/A
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Under 5% as of July 27, 1999.
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12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
-------------------------------------------------------------------------------

ITEM 1(A).     NAME OF ISSUER:

               TriQuint Semiconductor, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               2300 N.E. Brookwood Parkway
               Hillsboro, OR 97124

ITEM 2(A).     NAME OF PERSON FILING:

               Raytheon Company, as successor-by-merger to Raytheon TI Systems, Inc.

               The 844,613 shares (calculated without giving effect to the 3-for-2 stock split described below) of Common Stock, par value $.001 per share, of TriQuint Semiconductor, Inc. originally subject to this Schedule 13G were originally acquired in January 1998 by Raytheon TI Systems, Inc. ("RTIS"), formerly a wholly-owned subsidiary of Raytheon Company. The acquisition of the shares was previously reported by RTIS on a Schedule 13D filed on January 22, 1998 (the "1998 Schedule 13D"). As previously reported in the 1998 Schedule 13D, these shares are held by State Street Bank and Trust Company, as trustee, pursuant to a Voting Trust Agreement dated January 13, 1998. In December 1998, RTIS merged with and into Raytheon Company with Raytheon Company as the surviving corporation.

               As of July 27, 1999 the number of shares of Common Stock of TriQuint Semiconductor, Inc. owned by Raytheon Company has been reduced to 50,000 as a result of dispositions by Raytheon Company.

               The 50,000 share amount set forth in the preceding paragraph is calculated after giving effect to a 3-for-2 stock dividend made by TriQuint Semiconductor, Inc. effective on July 6, 1999.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               141 Spring Street
               Lexington, MA 02421

ITEM 2(C).     CITIZENSHIP:

               Delaware

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $.001 par value

ITEM 2(E).     CUSIP NUMBER:

               89674K 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      (a)  []  Broker or dealer registered under Section 15 of the Act.

      (b)  []  Bank as defined in Section 3(a)(6) of the Act.

      (c)  []  Insurance company as defined in Section 3(a)(19) of the Act.

      (d) [] Investment company registered under Section 8 of the Investment Company Act.

      (e) [] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

      (f) [] An employee benefit plan or endowment fund in accordance with Rule 13d1(b)(1)(ii)(F).

      (g) [] A parent holding company or control person in accordance with Rule 13d1(b)(1)(ii)(G).

      (h) [] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

      (i) [] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

      (j)  []  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box.  [x]

ITEM 4.        OWNERSHIP:

  (a) Amount beneficially owned: 50,000 shares.

  (b) Percent of class: Under 5% as of July 27, 1999.

  (c) Number of shares as to which such person has:

      (i)      Sole power to vote or to direct the vote: None.
      (ii)     Shared power to vote or to direct the vote: None.
      (iii) Sole power to dispose or to direct the disposition of: 50,000 shares.
      (iv)     Shared power to dispose or to direct the disposition of: None.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
               ANOTHER PERSON:

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.

ITEM 10.       CERTIFICATION:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


                                                 July 27, 1999
                                        -------------------------------
                                                     (Date)


                                        RAYTHEON COMPANY


                                        /s/ Richard S. Goglia
                                        -------------------------------
                                                   (Signature)

                                        Richard S. Goglia, VP and Treasurer
                                        -------------------------------
                                                   (Name/Title)